Exhibit 99.9

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the captions “Attestation Report of the Registered Public Accounting Firm” and “Principal Accountant Fees and Services” and to the use in this Annual Report on Form 40-F filed with the United States Securities and Exchange Commission of our reports dated March 10, 2015, with respect to the statements of financial position of the Sprott Physical Platinum and Palladium Trust (“Trust”) as at December 31, 2014 and 2013, and the statements of comprehensive income (loss), unitholders equity and cash flows for each of the years in the two-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting of the Trust as at December 31, 2014.

We also consent to the incorporation by reference of our reports dated March 10, 2015 in the Registration Statement (Form F-10 No. 333-195552).

/s/ “Ernst & Young LLP”
Toronto, Canada	Chartered Professional Accountants
March 27, 2015	Licensed Public Accountants